Exhibit 12

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
08/14/09	38,200	$6.4906	$247,941
08/17/09	38,200	$6.2796	$239,881

Total:	76,400		$487,822

*	Excludes Brokerage Commissions